A Note Regarding Matters Relating to the Trustees' Consideration of the Investment Management & Portfolio Management Agreements (unaudited)


Reference is made to the section of the Fund's August 31, 2011 Semi-Annual Report (the "August Semi-Annual Report") entitled "Matters Relating to the Trustees' Consideration of the Investment Management & Portfolio Management Agreements," which discussed the material factors and conclusions that formed the basis for the Board's approval, at its June 14-15, 2011 in-person meeting (the "June 2011 contract review meeting"), of the continuance of the Fund's Management Agreement with the Investment Manager (the "Advisory Agreement") and Portfolio Management Agreement between the Investment Manager and the Sub-Adviser (the "Sub-Advisory Agreement") for a one-year period commencing July 1, 2011.

Subsequent to the date of the June 2011 contract review meeting, it was discovered that there were certain inaccuracies in the information provided to the Board by Morningstar Associates LLC ("Morningstar") with respect to the performance and/or expense figures shown for the Fund and its related rankings among peer group funds. In consultation with the Investment Manager, Morningstar produced a revised version of the information correcting the identified inaccuracies, which was provided to the Trustees for their consideration at a meeting held on December 13-14, 2011.

In considering the revised information, the Trustees noted, among other differences, that the following information from the revised Morningstar materials differed from information summarized in the August Semi-Annual Report as having been considered by the Trustees at the June 2011 contract review meeting:

The Fund actually ranked fourth out of eleven funds, rather than fourth out of ten funds in actual management fees.

With respect to Fund performance (based on net asset value) the Fund actually ranked sixth rather than fifth and seventh out of eleven funds for the one-year and three-year periods ended February 28, 2011, respectively, and second out of four funds rather that fourth out of four funds for the five year period ended February 28, 2011.

After considering the revised Morningstar information, and taking into account the other information and factors considered as part of the June 2011 contract review meeting, the Trustees, including the non-interested Trustees, determined at their December 2011 meeting that the revised Morningstar information, if it had been considered at the time of the June 2011 contract review meeting, would not have changed their determination to approve the continuance of the Fund's Advisory Agreement and Sub-Advisory Agreement for a one-year period commencing July 1, 2011, as specified in the August Semi-Annual Report.